[UNITRIN LOGO OMITTED]


April 6, 2006



Ms. Ibolya Ignat
Staff Accountant
Division of Corporation Finance
U. S. Securities and Exchange Commission
Washington, D.C. 20549

RE: Unitrin, Inc.
Form 10-K for the fiscal year ended December 31, 2005
File Number: 001-18298

Dear Ms. Ignat:

Thanks for speaking with Mr. Roeske, Unitrin's Chief Accounting Officer, and me on Friday, March 24, 2006, regarding the Company's March 9, 2006 written response to your letter dated February 23, 2006, regarding the Commission's limited review of the above mentioned filing. I am writing in follow up to this conversation, and this letter further addresses the comments and questions you raised related to the Company's March 9, 2006 response to comments 1, 3, 5, 6, 7 and 8 of your initial letter. It is the Company's understanding that no further response is necessary for comments 2 and 4.

In connection with the Company's responses to your comments, the Company acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

     o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company and its management may not assert Hstaff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                 Unitrin, Inc.
  One East Wacker Drive, Chicago, Illinois 60601, - 312.661.4600 - unitrin.com

RE:   Unitrin, Inc.
      Form 10-K for fiscal year ended December 31, 2005
      File Number: 001-18298



Please contact me at (312) 661-4919 if you have any additional questions or need further clarification.


Sincerely,


/s/ Eric J. Draut
Eric J. Draut
Executive Vice President and
Chief Financial Officer







cc:   Division of Corporation Finance, U. S. Securities and Exchange Commission
      -------------------------------------------------------------------------
         Jim B. Rosenberg, Senior Assistant Chief Accountant
         Jim Atkinson, Accounting Branch Chief

      Unitrin, Inc.
      -------------
         Richard C. Vie, Chairman of the Board and Chief Executive Officer William Johnston, Audit Committee Chairman
         Scott Renwick, Senior Vice President and General Counsel
         Richard Roeske, Vice President and Chief Accounting Officer

RE:   Unitrin, Inc.
      Form 10-K for fiscal year ended December 31, 2005
      File Number: 001-18298


Property and Casualty Insurance Business, page 2
------------------------------------------------

Property and Casualty Loss and Loss Adjustment Expense Reserves, page 4
-----------------------------------------------------------------------

Comment:

     1. It appears that you have significantly revised your estimate of loss reserves recorded in prior years. Your current disclosure such as in your segment discussion within management's discussion and analysis appears to address more about which lines of business were affected and not the actual reasons for the changes. Please revise Management's Discussion and Analysis to explain the reason for your change in estimate. For each line of business, provide us in disclosure-type format the following:

          o Identify the changes in the key assumptions you made to estimate the reserve since the last reporting date.

          o Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.

          o Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.

Company Response:

In future filings, the Company (i) will expand its discussion of Property and Casualty Loss and Loss Adjustment Expense Reserves appearing in Item 1 of Part 1 by replacing the discussion in the last paragraph on page 5 of the 10-K with a discussion similar to the following and (ii) will expand its discussion of Property and Casualty Insurance Reserves for Losses and Loss Adjustment Expenses appearing in Management's Discussion and Analysis by replacing the discussion in the first paragraph on page M-3 in Exhibit 13.2 with a discussion similar to the following:

         The Company's goal is to ensure its total reserves for property and casualty insurance losses and loss adjustment expenses (LAE) are adequate to cover all costs while sustaining minimal variation from the time reserves for losses and LAE are initially estimated until losses and LAE are fully developed. Changes in the Company's estimates of these losses and LAE over time, also referred to as "development", will occur and may be material. Favorable development is recognized when the Company decreases its estimate of previously reported losses and LAE and results in an increase in net income in the year recognized, whereas adverse development is recognized when the Company increases its estimate of previously reported losses and LAE and results in a decrease in net income. During 2005, the Company recognized favorable development of $92.1 million before tax. Development by the Company's business segments was:


                                                  Favorable
                                                  (Adverse)
       (Dollars in Millions)                     Development
       --------------------------               ----------------
       Unitrin Kemper Auto and Home               $     65.4
       Unitrin Business Insurance                       14.5
       Unitrin Specialty                                 8.8
       Unitrin Direct                                    4.7
       Life and Health Insurance                        (1.3)
                                                 --------------
       Total Favorable Development, Net           $     92.1
                                                 ==============


         Unitrin Kemper Auto and Home Development
         ----------------------------------------

         In June of 2002, the Company acquired the personal lines property and casualty insurance business of the Kemper Insurance Companies ("KIC") in a renewal rights transaction. Pursuant to the agreements among the parties, KIC retained all liabilities for policies issued by KIC prior to the closing, while the Company is entitled to premiums written for substantially all personal lines property and casualty insurance policies issued or renewed after the closing and is liable for losses and expenses incurred thereon. Accordingly, the results for the Unitrin Kemper Auto and Home segment for 2003 and 2002, including, but not limited to, the earned premiums and losses and LAE, are not necessarily indicative of a full year on a going-forward-basis. The Unitrin Kemper Auto and Home segment did not complete a full calendar year underwriting cycle after the acquisition date until 2004. Accordingly, the Company's results for 2002 and 2003 did not represent 100% of the acquired business. For example, for the 2002 calendar year, the Company's share of earned premiums for the KIC personal lines business was approximately 20% of the entire KIC personal lines business. For the 2003 calendar year, the Company's share of earned premiums was approximately 90% of the entire KIC personal lines business.

         The Company's actuaries use various generally accepted actuarial incurred and paid loss development methodologies to estimate unpaid losses and LAE. The key assumption in these estimation methodologies is that patterns observed in prior periods are indicative of how losses and LAE are expected to develop in the future and that such historical data can be used to predict and estimate ultimate losses and LAE. Initially, the Company's actuaries had to rely solely on the historical data of KIC (the "KIC Data") to predict how losses for business written by the Company after the acquisition would develop. As Unitrin Kemper Auto and Home continued to renew policies, the paid loss and incurred loss data related to the Company's share of the entire KIC personal lines business gradually increased. Immediately after the acquisition, the Company began accumulating incurred and paid loss and LAE data for its share of the KIC personal lines business (the "Unitrin Data"). In 2003 and throughout 2004, the Company's actuaries began to review the Unitrin Data and began comparing development factors for it with the development factors for the KIC Data. These initial reviews indicated that Unitrin Data was producing lower development factors than the factors produced by the KIC Data. However, the amount of Unitrin Data available for analysis was still limited, and the Company's actuaries could not be confident that the observed changes in development were anything but random fluctuations and, therefore, placed less weight on the most recent development patterns.

         Since the acquisition, the Company's actuaries gained increasing confidence that the development patterns from the Unitrin Data were not only different from the KIC Data, but that these patterns were also sustainable. As the Company's actuaries gave more weight, and continued to give more weight each quarter, to the improved development patterns from the Unitrin Data in the selection of their incremental development factors throughout 2004 and 2005, Unitrin Kemper Auto and Home recognized favorable development each quarter as appropriate.

         The lower development factors for the Unitrin Data primarily resulted from improvements in the claim handling procedures on this book of business. In 2002, Unitrin Kemper Auto and Home began to place special emphasis on reporting claims directly to the Company. Prior to that time, a policyholder's agent usually was the primary contact to report a claim. In July of 2002, approximately one-third of all claims were reported directly to Unitrin Kemper Auto and Home compared to approximately two-thirds at the end of 2005. Direct reporting of losses has enabled the Company not only to reduce claim cycle times, but also to better respond to and control loss costs. Unitrin Kemper Auto and Home has also focused on shortening the number of days from when a loss is reported until the related claim is closed while also controlling the overall loss and LAE costs. Specifically, Unitrin Kemper Auto and Home has implemented several claims handling loss mitigation programs, including:

          o Increased its utilization of alternative dispute resolution processes, such as mediation and arbitration, to facilitate settlements and reduce defense and legal costs.

          o Increased its in-house legal expertise to better manage the litigation processes and expenses, including managing the external lawyers with whom Unitrin Kemper Auto and Home contracts to defend its claims.

          o Increased emphasis on attempting to settle third-party claims earlier in the claims process in an effort to control the ultimate claim payout.

         Although the Company's actuaries were aware of, and gave consideration to, the changes in the Company's claims handling processes, it takes several years to ascertain whether such changes in claims handling will ultimately result in lower ultimate paid losses and LAE. Accordingly, the improvements have emerged and have been recognized over several quarterly periods as the Company's actuaries have become more convinced that lower losses and LAE have in fact been realized. However, the Company cannot make any assurances that all such improvements have fully emerged or will continue to emerge.

         Unitrin Business Insurance Development

         The Company attributes development in its Unitrin Business Insurance segment primarily to changes in its claims handling processes and the re-underwriting of its underlying book of business over the past few years.

         Unitrin Business Insurance improved its claims handling by placing increased emphasis on earlier identification of the full value of a claim, especially case reserves for larger claims. As part of this effort, a large loss unit was created in its home office to handle all significant claims. In addition, Unitrin Business Insurance initiated several claims handling cost cutting measures, such as using third-party analytic software for legal expense and bodily injury review, outsourcing workers compensation bill review, utilizing preferred vendors for damage repair, and pursuing subrogation more aggressively. The combined effects of these claims handling initiatives were case reserves in the earlier evaluation periods that more closely matched the ultimate payments.

         Unitrin Business Insurance began aggressively re-underwriting its book of business in 2002 and substantially completed its re-underwriting activities in the first quarter of 2004. Emphasis was placed on removing highly volatile, unprofitable, and undesirable risks from Unitrin Business Insurance's book of business, which resulted in a significant reduction in the number of policies in force. Improvements in the quality of the book reduced the number and severity of claims in more recent quarters resulting in better-than-expected development of loss and LAE reserves.

         Although the Company's actuaries were aware of, and gave consideration to, the changes in the Company's claims handling processes and the re-underwriting in estimating unpaid losses and LAE for Unitrin Business Insurance, it takes several years to ascertain whether such changes in claims handling and re-underwriting will ultimately result in lower ultimate paid losses and LAE. Accordingly, the improvements have emerged and have been recognized over several quarterly periods as the Company's actuaries have become more convinced that lower losses and LAE have in fact been realized. However, the Company cannot make any assurances that all such improvements have fully emerged or will continue to emerge.


Management's Discussion and Analysis, Critical Accounting Estimates, page M-1
-----------------------------------------------------------------------------

Property and Casualty Insurance Reserves and Loss Adjustment Expenses, page M-2
-------------------------------------------------------------------------------

Comment:

          3. We note in your disclosure that your actuaries do not calculate a range of outcomes but calculate a number of estimates based on various actuarial methodologies applied. In addition to your current disclosures, please provide us in disclosure type format the following information for all major lines of business:

               o Describe the different values in the estimates produced by your actuaries and describe the method that was selected to calculate the reserves. Include a discussion of why the method selected was more appropriate over the other methods and why one point estimate was selected instead of other point estimates.

               o Clarify whether the loss reserves recorded in the financial statements are solely based on the point estimate calculated or, if not, how that estimate is used. Quantify and describe the difference between what is recorded in the financial statements and the point estimate.

               o For those variables where reasonably likely changes could have a material effect, include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the key variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

Company Response:

With respect to the first bullet point of this comment, for the reasons cited in the Company's March 9, 2006 response, the Company continues to believe that it is impractical to disclose the specific factors that led management to select one reserve amount or methodology over any other reserve amount or methodology. The Company believes a more meaningful approach is to describe the Company's process for estimating unpaid losses and LAE and the types of critical assumptions that are inherent in any such process.

In future filings the Company will enhance the discussion of this process in the section entitled "Property and Casualty Loss and Loss Adjustment Expense" of Item 1 of Part I of the Form 10-K by replacing the discussion in the second, third and fourth paragraphs of this section on page 4 of the Form 10-K with a discussion similar to the following:

         The Company's actuaries generally estimate reserves at least quarterly for most product lines and/or coverage levels using accident quarters or accident months spanning 10 or more years depending on the size of the product line and/or coverage level or emerging issues relating to them. The Company's actuaries use a variety of generally accepted actuarial loss reserving estimation methodologies including, but not limited to, the following:

               o    Incurred Loss Development Methodology;
               o    Paid Loss Development Methodology;
               o    Bornhuetter - Ferguson Incurred Loss Methodology;
               o    Bornhuetter - Ferguson Paid Loss Methodology; and
               o    Frequency and Severity Methodology.

         The Company's actuaries generally review the results of at least four of these estimation methodologies, two based on paid data and two based on incurred data, to initially estimate loss and LAE reserves and to determine if a change in prior estimates is required. In some cases, the methodologies produce a cluster of estimates with a tight band of indicated possible outcomes. In other cases, however, the methodologies produce conflicting results and wider bands of indicated possible outcomes. However, such bands do not necessarily constitute a range of outcomes, nor does management or the Company's actuaries calculate a range of outcomes.

         At a minimum, the Company analyzes 45 product and/or coverage levels, for over 40 separate prior accident quarters for both losses and loss adjustment expenses using many of the loss reserving methodologies identified above. In all, there are over 10,000 combinations of accident quarters, coverage levels, and generally accepted actuarial estimation methodologies used to estimate the Company's unpaid losses and LAE. In some cases, the Company's actuaries make adjustments to these loss reserving methodologies or use additional generally accepted actuarial estimation methodologies to estimate ultimate losses and LAE.

         For each accident quarter, the point estimate selected by the Company's actuaries is not necessarily one of the points produced by any particular one of the methodologies utilized, but often is another point that takes into consideration each of the points produced by the several loss methodologies used. In some cases, for a particular product, the current accident quarter may not have enough paid claims data to rely upon, leading the Company's actuaries to conclude that the incurred loss development methodology provides a better estimate than the paid loss development methodology. Therefore, the Company's actuaries may give more weight to the incurred loss methodology for that particular accident quarter. As an accident quarter ages for that same product, the actuary may gain more confidence in the paid loss methodology and begin to give more weight to the paid loss methodology. The Company's actuaries' quarterly selections are summed by product and/or coverage levels to create the actuarial indication of the ultimate losses. More often than not, the actuarial indication for a particular product line and accident quarter is most heavily weighted towards the incurred loss development methodology, particularly for short-tail lines such as personal automobile. Historically, the incurred loss development methodology has been more reliable in predicting ultimate losses for these lines, especially in the more recent accident quarters when compared with the paid loss development methodology. In the event of a wide variation among results generated by the different projection methodologies, the Company's actuaries further analyze the data using additional techniques.

         The Company believes that its historical loss and LAE reserve development recognized into income provides an understanding of the potential variability in the Company's estimate of Property and Casualty Insurance Reserves.

With respect to the second bullet point to this comment, the Company will enhance the above discussion in future filings by adding a discussion similar to the following to the above proposed disclosure:

         The final step in the quarterly loss and LAE reserving process involves a comprehensive review of the actuarial indications by the Company's senior actuary and senior management who apply their collective judgment and determine the appropriate estimated level of reserves to record. Numerous factors are considered in this determination process, including, but not limited to, the assessed reliability of key loss trends and assumptions that may be significantly influencing the current actuarial indications, changes in claim handling practices or other changes that affect the timing of payment or development patterns, the maturity of the accident year, pertinent trends observed over the recent past, the level of volatility within a particular line of business, the improvement or deterioration of actuarial indications in the current period as compared to prior periods, and the amount of reserves related to third-party pools for which the Company does not have access to the underlying data and, accordingly, relies on calculations provided by such pools. Total recorded reserves have been consistently higher than the actuarial indication of reserves. Total reserves were 3.7%, 3.6% and 3.6% higher than the actuarial indication of reserves at December 31, 2005, 2004 and 2003, respectively.

In addition to these changes in Part I of the Form 10-K, the Company will make conforming changes in the Management's Discussion and Analysis portion of the Company's future filings where appropriate.

With respect to the third bullet point to this comment, the Company's actuaries do not have an actuarial model to quantify the impact of reasonably likely changes in one or more key variables (i.e., actuarial methodology and/or assumptions used). The Company is unaware of a generally accepted actuarial model for quantifying such an impact of reasonably likely changes for most of the actuarial methodologies used by the Company to estimate its loss and LAE reserves. The Company is informed that third party actuaries are developing models to quantify such impacts, but, to the Company's knowledge, such models are not yet mature and, based on discussions with external actuaries, it may take several years before these models become generally accepted. Accordingly, the Company is not currently in a position to quantify the impact of reasonably likely changes with any degree of statistical significance. The Company continues to believe that development that has been historically recognized in the Company's financial statements is the Company's best indicator of the impacts of any reasonably likely changes in key variables. In the Company's previous filings it presented this history on a company-wide basis. The Company has re-examined its history and proposes to make a disclosure similar to the following disclosure in future filings to provide additional information on the variability of personal lines loss and LAE reserves and commercial lines loss and LAE reserves:

         Based on the Company's recent historical experience, the Company estimates that its Property and Casualty Insurance Reserves could vary from the amounts carried on the balance sheet as follows:


                                           Reserves at       Estimated
                                          Dec. 31, 2005     Variability
                                          -------------     -----------

         Personal Lines                   $   845.9           +/- 10%
         Commercial Lines                     553.8           +/- 20%
         Unallocated Ceded Reserves           131.8                NA
                                         -------------      ------------
         Total                            $ 1,531.5           +/- 15%
                                         =============      =============


         The variability shown above does not constitute a statistical range of actuarially determined probable outcomes, nor does it constitute a range of all possible outcomes. It is based on the Company's historical experience which may not necessarily be indicative of future variability. In particular, the Company's personal lines variability could differ due to the limited history available to the Company related to the Unitrin Kemper Auto and Home segment and the Unitrin Direct segment. The Company's commercial lines include certain long-tail liabilities including, but not limited to, construction defect losses, which are more difficult to predict. Certain reserves acquired in connection with a business acquisition from SCOR Reinsurance Company in 2002 (the "Unallocated Ceded Reserves") are reinsured by an insurance subsidiary of SCOR (see Note 6, "Property and Casualty Insurance Reserves," to the Consolidated Financial Statements). The Company does not anticipate that any variability of these reserves will have a financial impact on the Company's reported results of operations or liquidity and, accordingly, has not estimated any potential variability to these reserves.

Liquidity and Capital Resources, page M-21
------------------------------------------

Comment:

     5. As a supplement to your current disclosure, please provide us a discussion, in disclosure-type format, of the reasonably likely effect that the insurance subsidiaries' capacity and ability to pay dividends available for use by the parent company could have on the company's future liquidity and capital resources.

Company Response:

To clarify the Company's response of March 9, 2006, with respect to the Company's ability to meet its interest obligations and pay dividends on its common stock, the Company in future filings will expand on its disclosure by replacing the discussion in the last paragraph under "Liquidity and Capital Resources" of Management's Discussion and Analysis in Exhibit 13.3 to the Company's 2005 Form 10-K with a discussion similar to the following:

         The Company's management believes that it has sufficient resources to maintain the payment of dividends to its shareholders at its present level. Sources available for future shareholder dividend payments and the payment of interest on Unitrin's senior notes include the receipt of dividends from Unitrin's operating subsidiaries, the receipt of dividends from its investments in Northrop, borrowings under the Company's revolving credit agreement, and monetization of a portion of the Unitrin Parent Company's Northrop holdings. Various state insurance laws restrict the ability of the Company's insurance subsidiaries to pay dividends without regulatory approval. Such laws generally restrict the amount of dividends paid in an annual period to the greater of statutory net income from the previous year or 10% of statutory capital and surplus. Certain risk-based capital regulations also have the effect of limiting the amount of dividends that may be paid by Fireside Bank. In 2006, the Company estimates that its subsidiaries would be able to pay approximately $238 million in dividends to the Company without prior regulatory approval. The Company currently estimates that it will receive approximately $200 million in dividends from its subsidiaries in 2006, including $50 million in dividends which will require regulatory approval. At December 31, 2005, the Unitrin Parent Company directly held investments in Northrop preferred and common stock with a market value totaling $321.7 million.

The Unitrin Parent Company's only other significant liquidity and capital resource need in the near term is the maturity of its $300 million 5.75% notes due July 1, 2007. As disclosed in the sixth paragraph under "Liquidity and Capital Resources" in Management's Discussion and Analysis included as Exhibit
13.3 to the Company's 2005 Form 10-K as well as in the first paragraph under the caption "Capital Structure" of its letter to shareholders included as
Exhibit 13.4 to the Company's 2005 Form 10-K and also incorporated by reference into Management's Discussion and Analysis, the Company's present intention is to utilize its existing $300 million shelf registration statement to issue new securities, the proceeds of which will be used to refinance those notes. Also, as disclosed in that same paragraph, "The Company does not anticipate making significant changes to its capital structure during 2006."

Contractual Obligations, page M-23
----------------------------------

Comment:

     6. We note that you did not include the life and health insurance loss reserves to be paid in the contractual obligation table, and it would appear that these liabilities represent future legal obligations. Due to the significant nature of these liabilities to your business we believe their inclusion in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant's contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the item 303(a)(5) of Regulation S-K. Based on the above factors, please provide us in disclosure-type format your contractual obligation table to include the expected settlement of your life and health insurance loss reserves, gross of reinsurance. In addition, please include the property and casualty insurance reserves gross of reinsurance.

Company Response:

Life and Health Insurance Obligations
-------------------------------------

In future filings, beginning with the Company's 2006 Annual Report on Form 10-K, the Company will add the following line to the table of contractual obligations:



                         Jan. 1, 2007   Jan. 1, 2008   Jan. 1, 2010
                             to             to            to              After
(Dollars in Millions)   Dec. 31, 2007   Dec. 31, 2009  Dec. 31, 2011   Dec. 31, 2011  Total
----------------------------------------------------------------------------------------------

Life and Health
  Insurance Reserves           xx.x           xx.x          xx.x           xx.x        xx.x

Property and Casualty Insurance Obligations

In future filings, beginning with the Company's 2006 Annual Report on Form 10-K, the Company will present its property and casualty insurance obligations on a gross basis.

Financial Statements

Balance Sheet, page F-3

Comment

     7. Please provide to us a breakdown of your "Life and Health" reserves between the two types of insurance. Further explain to us why it is not necessary to include a more detailed discussion that includes a table similar to what you provided in note 6 for your property and casualty insurance reserves for your health insurance reserves.

Company Response:

In future filings, the Company will add the following table to its Life and Health Insurance segment discussion appearing in Management's Discussion and
Analysis:


                                                         Dec. 31,
(Dollars in Millions)                                      2005
----------------------------------------------------------------------
Insurance Reserves:
   Life Insurance                                           $ 2,317.1
   Accident and Health Insurance                                 87.8
   Property Insurance                                            31.2
                                                      ----------------
Total Insurance Reserves                                    $ 2,436.1
                                                      ================


Exhibit 13.3
------------

Comment:

     8. The inclusion of the measure "Adjusted Book Value Per Share" at the bottom of this table appears to represent a non-GAAP measure. Please explain to us why this presentation is appropriate.

Company Response:

In future filings, the Company will remove the non-GAAP measure from its Financial Highlights.